UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of March, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Pursuant to the requirements of the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “Mexican Stock Exchange”), CEMEX, S.A.B. de C.V. (“CEMEX”) (ADS: CX) today informed the Mexican Stock Exchange that it had filed a notification with the London Stock Exchange pursuant to which CEMEX announced the results of its invitation to holders of the €900,000,000 4.75 per cent. Notes due 2014 (of which €430,381,000 aggregate principal amount is currently outstanding) (the "Notes") issued by its subsidiary CEMEX Finance Europe B.V. and guaranteed by its subsidiary CEMEX España, S.A., to tender up to €200,000,000 of the outstanding Notes for purchase by CEMEX for cash (the "Offer").

The Offer expired at 4:00 p.m. (London Time) on March 25, 2013. CEMEX has accepted all of the €182,939,000 aggregate principal amount of Notes validly tendered for purchase. No pro-ration will apply as a result.

CEMEX will pay a total consideration (including accrued interest) of €188,517,387.03 in respect of Notes accepted for purchase pursuant to the Offer.

The expected settlement date for the Offer is March 28, 2013.

The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by U.S. persons as defined in the Regulation S under U.S. Securities Act of 1933, as amended (each, a "U.S. Person"). Each holder of Notes participating in the Offer will represent that it is not a U.S. Person, it is not located in the United States and it is not participating in the Offer from the United States or it is acting on a non-discretionary basis for a principal that is not a U.S. Person, that is located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Neither this announcement nor any Offer materials constitutes an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 26, 2013	By:		/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller